Filed by Art Technology Group, Inc. pursuant
to Rule 425 under the Securities Act of
1933, as amended and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange
Act of 1934, as amended

Subject Company: Primus Knowledge Solutions, Inc.
Commission File No. 000-26273

Art Technology Group, Inc. is mailing to its stockholders a letter related to its proposed acquisition of Primus Knowledge Solutions, Inc. The letter is attached as Exhibit 99.1 and incorporated herein by reference.